UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 10)

ISCO International, Inc.
(Name of Issuer)

COMMON STOCK, par value $.001
(Title of Class of Securities)

452284102
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 23, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 452284102  Page 2 of 4 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Alexander Finance, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       49,026,279
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          49,026,279
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

49,026,279

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

32.65%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 452284102  Page 3 of 4 Pages

The undersigned, Alexander Finance, L.P. ("Alexander") hereby amends its Schedule 13D as filed on November 12, 1999 and as previously amended (the "Schedule 13D") relating to the Common Stock of ISCO International, Inc.
Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D, as previously amended, remains unchanged.

Item 4. Purpose of Transaction.

Item 4 is supplemented as follows:

On October 23, 2002, Alexander and an unrelated party (the
"Other Lender") entered into a Loan Agreement with ISCO
International, Inc. (the "Issuer") pursuant to which
Alexander and the Other Lender have agreed to make a line of credit available to the Issuer (the "Facility").
Advances under the Facility are made in the separate and individual discretion of Alexander and the Other Lender.
Alexander's maximum possible commitment under the Facility is $1,752,400. Advances under the Facility are evidenced by promissory notes due March 31, 2004, are secured by a pledge of all of the Issuer's assets and are guaranteed by the Issuer's subsidiaries. Common Stock warrants are issued at the time of each advance under the Facility, at a ratio of five warrants for every dollar loaned.

On October 23, 2002, Alexander made an advance of $438,100 under the Facility and, in accordance with the terms of the Loan Agreement, received warrants to purchase 2,190,500 shares of Common Stock. Additional warrants may be issued to Alexander in the future if Alexander makes additional advances to the Issuer under the Facility. Reference is made to the Issuer's Report on Form 8-K filed on October
23, 2002 and the exhibits thereto.

Except as set forth herein Alexander has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of this
Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

a. Alexander, if it exercised its warrants, would beneficially own an aggregate of 49,026,279 shares of Common Stock, constituting 32.65% of all of the outstanding shares of Common Stock, assuming no other investor exercises any options or warrants, or converted notes held by such investor. Alexander currently holds the following securities of the Issuer:

Warrants expiring on April 15, 2004 ($.20 strike price) presently exercisable for 2,190,500 shares of Common Stock;
and

46,835,799 shares of Common Stock.

Schedule 13D/A

CUSIP No. 452284102  Page 4 of 4 Pages

Item 7. Items to be Filed as Exhibits

Exhibit A - Loan Agreement among the Issuer, Alexander and an unrelated party dated as of October 23, 2002.

Exhibit B - Secured Grid Note by the Company to Alexander in the amount of $1,752,400 dated October 23, 2002.

Exhibit C - Security Agreement among the Issuer, Alexander and an unrelated party dated as of October 23, 2002.

Exhibit D - Guaranty of Spectral Solutions, Inc.

Exhibit E - Guaranty of Illinois Superconductor Canada
Corporation.

Exhibit F - Common Stock Purchase Warrant issued by the
Company to Alexander, dated October 23, 2002.

Reference is made to the Issuer's Report on Form 8-K filed on October 23, 2002 and the exhibits thereto. All seven items listed above have been filed by the issuer as exhibits to that Form 8-K.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2002

Alexander Finance, LP


By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
President:  Bun Partners, Inc.
Its:  General Partner